VARIABLE ANNUITY ACCOUNT C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

ING Life Insurance and Annuity Company

**Supplement Dated December 16, 2003 to
Prospectus, Contract Prospectus Summary and Statement
of Additional Information dated May 1, 2003
as Supplemented on June 6, 2003 with respect to the
Prospectus and Contract Prospectus Summary
and November 10, 2003 with respect to the Prospectus**

The information in this supplement amends certain information contained in the Prospectus, Contract Prospectus Summary and Statement of Additional Information each dated May 1, 2003. You should read this supplement along with the Prospectus, Contract Prospectus Summary and Statement of Additional Information.

Effective February 16, 2004 the Opportunity Plus Service Center's mailing address is as follows:

Opportunity Plus Service Center
P.O. Box 13047
Newark, NJ 07188-0047